Pointbreak ETF Trust

915 Creed Road

Oakland, California 94610

December 21, 2015

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Karen Rosotto

Re:	Pointbreak ETF Trust

Pre-Effective Amendment No. 3 to Registration Statement on Form N-1A

(File Nos. 333-205324; 811-23068)

Ladies and Gentlemen:

In accordance with Rule 460 and Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the Pointbreak ETF Trust (the “Registrant”) respectfully requests acceleration of effectiveness of the above-captioned registration statement (the “Registration Statement”), including all amendments thereto, to 12:00 PM ET on Tuesday, December 22, 2015 or as soon thereafter possible. ALPS Distributors, Inc. (the “Distributor”), in its capacity as distributor of the Registrant, hereby joins in the request of the Registrant, on behalf of its series, for such acceleration.

In connection with the submission of the request for accelerated effectiveness of the above-referenced Registration Statement, the Registrant hereby acknowledges that:

•	Should the Securities and Exchange Commission (the “Commission”) or the staff thereof (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	The Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

POINTBREAK ETF TRUST		ALPS DISTRIBUTORS, INC.

By:	/s/ Heather Harker	By:	/s/ Steven Price
Name:	Heather Harker	Name:	Steven Price
Title:	Chief Legal Officer	Title:	Senior Vice President